Petroleum Development Corporation

NASDAQ Oil and Gas Conference London, England

Presenter: Steven R. Williams, CEO

March 6, 2007

NASDAQ GSM:PETD

Forward-Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
120 Genesis Blvd.
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.6256
Fax: 304.842.0913
www.petd.com

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Increasing Production



Bcfe
18
16
14
12
10
8
6
4
2
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Oil
Natural Gas

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Increasing Proved Reserves


Billion Cubic Feet Equivalen
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Oil
Natural Gas

5-year Stock Performance



PETD
PETD Comps
XNG
INDU
800
700
600
500
400
300
200
100
F M A M J J A S O N D J F M A M J J A S O N D J F A M J J A S O N D J F M A J J A S O N D J F M A M J J A S O N D J F
2002
2003
2004
2005
2006
2007
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410
Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2007 Bloomberg L.P.
H215-526-0 09-Feb-2007 10:03:10

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Factors Contributing to Success

- Consistent, scaleable results
- Lower risk projects
- Diversification - with focus areas
- Quality workforce and operations
- Flexibility to pursue options
  - Development
  - Acquisitions
  - Exploration

Core Operating Areas

Rocky Mountains

2006 Proved Reserves: 266 Bcfe
2006 Production: 14.1 Bcfe
2007 Production: 24 Bcfe*

***Estimated**

Michigan Basin

2006 Proved Reserves: 21.2 Bcfe
2006 Production: 1.4 Bcfe
2007 Production: 1.8 Bcfe*

***Estimated**



Appalachian Basin

2006 Proved Reserves: 36 Bcfe
2006 Production: 1.5 Bcfe
2007 Production: 2.6 Bcfe*

***Estimated**

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Core Operating Areas



Active Development Areas

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Core Operating Areas

Rocky Mountains

Added interests through 1031 Exchange and other purchase

Michigan Basin

Added interests through 1031 Exchange



Appalachian Basin

Added interests through 1031 Exchange

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

2006 Summary

- Capital Expenditures were $155 Million
- Company bought back 1.6 million shares (10% of outstanding)
- Production grew from 13.7 Bcfe in 2005 to 17 Bcfe in 2006 (23% increase)
- Proved reserves grew 17.5% from 275 Bcfe @ YE 2005 to 323Bcfe @ YE 2006
  - Year end Proved reserves were below estimated 350 Bcfe due to low spot price at year end. With an increase in price of $0.75 per mcf (to $4.75) in Piceance, final reserves would have exceeded 350 Bcfe.
- Lease sale of $354 Million
- $90 Million in Partnership subscriptions

Acquisitions Summary

- During December 2006 and January 2007, closed $209 Million in acquisitions ($18 Million non-1031)
- 3P reserves acquired total an estimated 153 Bcfe (84% proved)
- Acquisitions primarily in existing operating areas
  - Wattenberg Field, DJ Basin Colorado
  - Appalachian and Michigan Basins
- From $300 Million in 1031 funds, estimated incremental $20 Million in current taxes

Acquisitions Summary (continued)

- Purchases in Wattenberg Field focus on continued development through re-fracs, Niobrara completions and new locations
- Purchased remaining interests in 44 older PDC partnerships, increasing working interest percentages in 718 existing wells primarily in Appalachia and Michigan
- Initial undeveloped acreage position in Barnett Shale play
  - Entry into area similar to PDC initial venture into Rockies area in 1999

Strategic Focus in 2007 and Beyond

- Development operations in core areas
  - Accelerate development on 1031 property additions
- Seek strategic acquisitions
- Develop management, technical and support teams for future needs
- Seek high potential exploration opportunities
- Maintain focus on increasing long-term shareholder value

Petroleum Development Corporation

2007 Projected Drilling, Production & Reserves

2007 Operation and Production Forecast

	2006	2007E	% Increase
Gross Exit Rate Production (MMcfe/d)	121	182	50%
Net Company Exit Rate Production (MMcfe/d)	53	100	88%
Net Company Production (Bcfe)	17	28	65%

- Drill 419 wells (34 non-operated)
- 164 re-fracs and/or re-completions
- Total drill & complete (D&C) cost estimated $203 Million
- Capital increase of approximately 70% over 2006

Grand Valley Field, Piceance Basin, Colorado



Garfield Co.
6S/97W
6S/96W
Grand Valley Field
7S/97W
7S/96W
Colorado River
PDC Leasehold

- 148 wells drilled to date
- YE 2006 daily gross production 45 MMcfed
- YE 2006 net daily production 13 MMcfed
- 5,120 Acres available for drilling on 10 acre Spacing
- 470 locations
  - 263 PUD locations
    - 137 Planned for Partnership drilling (PDC WI 37%)
    - 126 100% WI PDC
  - 207 remaining other locations

Grand Valley Field, Piceance Basin, Colorado


Puckett 31-14D
100,000
10,000
1,000
100
10
Monthly Production Mcf Bo Bw
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Production Month
Oil
Gas
Water

- 1.3 Bcfe per well
- 1.04 net Bcfe @80% NRI
- D&C cost of $2.0 Million / well
- Development cost of $ 1.92 / Mcfe
- Wells drilled directionally from multi-well pads

Grand Valley Field, Piceance Basin, Colorado



2007 Drilling

- Drill 56 wells
  - 42 Partnership (PDC 37% WI)
  - 14 PDC (100% WI)
- 29.54 Net wells
- 30.7 Bcfe added by drilling
- $59 Million D&C cost

2007 Field Total

- 6.9 Bcfe net production for 2007
- 89% increase over 2006

Wattenberg Field, DJ Basin, Colorado


Greeley
Wattenberg Field
Weld Co.
PDC Leasehold
PDC Unioil Leasehold
PDC Exco Res. Leasehold

- 976 wells (drilled and purchased)
- 2006 gross exit rate 40 MMcfed
- 2006 net exit rate 18.6 MMcfed
- 9,000 acres available for drilling
- 540 locations
  - 220 40 acre PUD locations
  - 70 20 acre rule 318-A locations
  - 250 remaining other locations
  - 800 Codell and/or Niobrara re-fracs
- PDC and Partnership development

Wattenberg Field, DJ Basin, Colorado



Skurich-Rothe #21-6
(Codell Re-Frac & Niobrara Frac)
10,000
1,000
100
10
Mcf per Month
Bo per Month
Apr-97
Apr-98
Apr-99
Apr-00
Apr-01
Apr-02
Apr-03
Apr-04
Apr-05
Apr-06
Production Month
Gas
Oil

- 0.3 Bcfe per well (includes re-frac)
- 0.24 net Bcfe @80% NRI
- D&C cost of $490K per well plus $180K for re-frac
- Development cost of $ 2.79/Mcfe or $16.75/Boe
- Producing and undeveloped properties from Unioil and EXCO

Wattenberg Field, DJ Basin, Colorado


Hybrid Niobrara Fracs
MCFe/Day
Week
0
100
200
300
400
500
600
700
800
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55

2007 Drilling

- Drill 204 wells
  - 100 Partnership (PDC 37% WI)
  - 104 PDC (100% WI)
- 140 Net wells
- 164 re-completions and re-fracs
- 33.9 Bcfe added by drilling
- $93 Million D&C cost

2007 Field Total

- 11.2 Bcfe net production for 2007
- 68% increase over 2006

NECO Field Area, Eastern DJ Basin, Colorado


Dundy Co.
COLORADO
NEBRASKA
KANSAS
Cheyenne Co.
Yuma Co.
Sherman Co.
Kit Carson Co.
PDC Leasehold

- 268 operated wells
- 2006 exit rate 10.7 MMcfed
- 2006 net exit rate 8.5 MMcfed
- 29,160 acres available for drilling
- 8 defined structures (3D and 2D seismic)
- 107 PUD locations
- 250 potential locations

NECO Field Area, Eastern DJ Basin, Colorado


Surv: Repub_PDC-Mig2 Vol: DefaultSgy
1614.8
41-14
11-13
21-13
1629.5
12-13
32-13
42-13
13
1638.8
1631.0
43-13
1641.4
43-14
1643.1


RDS-42
RDS-43
RDS-40

- 0.28 Bcfe per well
- 0.22 net Bcfe @80% NRI
- D&C cost of $234K per well
- Development cost of $1.06/Mcfe

NECO Field Area, Eastern DJ Basin, Colorado



NECO - Herbert #23-9
10,000
1,000
100
Mcf per Month
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Production Month

2007 Plan

- Drill 141 wells, PDC 100%WI
- 31 Bcfe added by drilling
- $33 Million D&C cost
- 4.5 Bcfe net production for 2007
- 44% increase over 2006
- Acquiring 50 square miles of additional 3D seismic
  - Potential addition of 100-200 locations
- Anticipate incremental 5 MMcf/d takeaway capacity in area from Cheyenne-Plains pipeline project

Horizontal Bakken and Nesson Projects, Western Williston Basin, North Dakota



Divide
Burke
Williams
Mountrail
McKenzie
McLean
Dunn
Billings

Bakken

- 6 wells drilled to date (3.8 net)
  - 4 in production
- Gross production 350 Boe/d
- Net Company production 275 Boe/d
- 54,285 Acres available for drilling

Nesson

- 10 wells drilled to date (2.7 net)
  - 7 in production
- Gross production 420 Boe/d
- Net Company production 130 Boe/d
- 35,331 Acres available for drilling

Horizontal Bakken and Nesson Projects, Western Williston Basin, North Dakota

	Bakken	Nesson
Reserves per well	200 MBoe	95 MBoe
Net Reserves	160 MBoe	76 MBoe
D&C Cost	$4.5 Million	$2.9 Million
Development Cost	$28 / Boe	$38 / Boe

- PDC and other operators working to determine:
  - Optimum horizontal well design, length, orientation and number of legs
  - Efficient stimulation design
  - Define where it works and why
- Achieving answers impacts future success

Horizontal Bakken and Nesson Projects, Western Williston Basin, North Dakota



	Bakken	Nesson
2007 Drilling	6	7
Net Wells (PDC 37%)	2.2	2.6
Reserves Added by Drilling	355 MBoe	197 MBoe
D&C Cost	$10 Million	$7.5 Million
2007E Net Production	138 MBoe	103 MBoe
Increase from 2006	28%	77%

Appalachian and Michigan Operation Areas

	Appalachian	Michigan
Operated Wells	1455	204
2006 YE Proved Reserves	35.1 Bcfe	19.6 Bcfe
2007 Acquisition Proved Reserves *	30.1 Bcfe	4.6 Bcfe
% of 2006 YE Proved	85%	23%
2007E Production*	2.6 Bcfe	1.8 Bcfe
Increase from 2006*	86%	20%

* 2007 Reserve and production increase due to purchase of Partnership interests

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Recap

- 2007 will be a busy year
  - Drilling 419 wells
  - Refrac and/or recompletions on 164 wells
- Production increasing to estimated 100 MMcfe (net) per day by year end
  - 88% increase over year end 2006
  - Annualized rate of 36 Bcfe
- Proved reserves increase by >50% during year

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Reserves (Projected)

Proved Reserves (Bcfe)

	YE 2006	YE 2007E
Total	323	>500
Producing	148	270

- 129 Bcfe Proved Reserves added through 1031 acquisitions (1/17/07)
- YE 2007 PDP reserves an increase of 82% over YE 2006

Increasing Production - Projected 2007



30
25
20
15
10
5
0
Bcf Equivalent
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007E
Oil
Natural Gas

This presentation contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ. See slide 4. Statements of proved reserves used herein are only estimates and may be imprecise. Proved reserves provided in this presentation regarding 2006 are estimates and may differ from those filed in the future by the Company in its filings with the United States Securities and Exchange Commission for similar periods. Other reserve estimates not identified as proved may contain other categories of reserves that the SEC's guidelines strictly prohibit PDC from including in filings with the SEC.

Petroleum Development Corporation

NASDAQ Oil and Gas Conference
London, England

Presenter: Steven R. Williams, CEO

March 6, 2007

NASDAQ GSM:PETD